Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: June 5, 2025

180 DEGREE CAPITAL CORP. PROVIDES PROCESS UPDATE ON
PROPOSED MERGER WITH MOUNT LOGAN CAPITAL INC.

Montclair, NJ – June 5, 2025 – 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital”) today provided the following update regarding the progress of its proposed merger with Mount Logan Capital Inc. (“Mount Logan”) in an all-stock transaction (the “Business Combination”).

On May 6, 2025, we filed an amended preliminary proxy statement (the “180 Proxy Statement”) that contained a full set of audited financial statements of Mount Logan Capital Inc. (“Mount Logan”). As Mount Logan is currently a Canadian issuer, Mount Logan was required to convert its prior financial statements, which were audited in accordance with IFRS, into U.S. GAAP compliant financial statements in order to meet SEC requirements. Concurrent with the filing of our amended preliminary proxy materials, Yukon Parent (“New Mount Logan”), the legal acquiror in the Business Combination, filed an amended registration statement on Form S-4 (the “Form S-4”) to register the issuance of the shares to both 180 Degree and Mount Logan shareholders in connection with the Business Combination.

Both the 180 Degree Proxy Statement and the Form S-4 are presently going through the standard SEC review process that is typical of mergers involving public companies such as 180 Degree. Once we have cleared SEC comments, we intend to promptly set record and meeting dates for the special meeting referenced in the 180 Degree Proxy Statement and seek effectiveness of the Form S-4 in order to allow us to commence the proxy solicitation process. While we cannot assure shareholders of the exact time that we will clear SEC comments, we remain hopeful that we will commence the solicitation process and hold our special meeting for shareholders to vote to approve the proposed Business Combination during the third quarter of 2025.

While we continue to work through the process discussed above, we are pleased that our shareholders have thus far benefited from an increase of 180 Degree Capital’s common stock price of +5.6% since the day prior to our announcement of our proposed Business Combination through the date of this press release versus the Russell Microcap Index total return of -4.9%.1 We continue to believe that converting to an operating company will make 180 Degree Capital’s net asset value a floor for our stock price rather than the ceiling as it is for most closed-end funds. Additionally, we believe this Business Combination has the potential to provide for value creation that could materially exceed the normal merger-related expenses that were incurred as part of this process (excluding a significant amount of additional professional fees incurred addressing and responding to the public efforts by certain shareholders who seek to derail our proposed Business Combination). We also believe that such merger-related expenses would likely be substantially similar in magnitude in any merger transaction.

We look forward to completing the SEC review process, which will allow 180 Degree Capital to commence its efforts to seek shareholder approval for the Business Combination. We believe this proposed Business Combination is a unique opportunity for future value creation for all of 180 Degree Capital’s shareholders. In the meantime, we appreciate the questions, comments and support from those shareholders who have reached out to us directly since the announcement of our proposed Business Combination, and the support of approximately 14% of non-insider shareholders who have signed voting agreements and/or provided non-binding written indications of support. The form of voting agreement was filed as an exhibit to the 180 Proxy Statement and Form S-4. For the avoidance of doubt, this agreement represents the entirety of our agreement relating to the Business Combination, and there are no separate agreements with those shareholders who provided non-binding indications of support. We look forward to further direct conversations and to the opportunity to bring this proposed Business Combination to a vote of our shareholders.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital Corp. ("180 Degree Capital"), Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital intends to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.com/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business

Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Past performance is not an indication or guarantee of future performance.